UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 23, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the unaudited pro forma condensed combined financial information to illustrate

the effects

of the

merger

of UBS

AG and

Credit Suisse

AG as

of 30

June 2024,
which appears immediately following this page.

MERGER BETWEEN UBS AG AND CREDIT SUISSE AG
Pursuant to the merger agreement dated 7 December 2023

between UBS AG (“UBS Parent Bank”) and Credit Suisse AG (“Credit
Suisse Parent Bank”),

and in accordance with applicable provisions of Swiss law,

on 31 May 2024 Credit Suisse Parent Bank
merged with and into UBS Parent Bank. UBS Parent Bank being

the absorbing company continues to operate and Credit Suisse
Parent Bank being the absorbed company ceased to exist (the “Transaction”).

Under the terms of the merger agreement, all of the
outstanding ordinary shares of Credit Suisse Parent Bank were cancelled;

no consideration was paid as all of the outstanding
shares of each of UBS Parent Bank and Credit Suisse Parent Bank were owned by UBS Group AG.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

INFORMATION
All amounts in this section are in US dollars (USD) unless otherwise specified.

The abbreviation “bn” is used to represent
“billion”. The abbreviation “m” is used to represent “million”. The abbreviation “CHF” is used to represent “Swiss francs”.
Numbers presented throughout this section may not add up precisely to the totals provided in the tables and text due to rounding.

The following unaudited pro forma condensed combined financial information is intended to illustrate the effect of the
Transaction (as previously defined) and comprises

the following:
•
the unaudited pro forma condensed combined income statement of

UBS AG for the six-month period ended 30 June
2024, prepared as if the Transaction occurred on

1 January 2023 (and the merger between UBS Group AG and Credit
Suisse Group AG (“Group merger”) occurred just before

the Transaction); and
•
the unaudited pro forma condensed combined income statement of

UBS AG for the year ended 31 December 2023,
prepared as if the Transaction occurred on 1 January

2023 (and the Group merger occurred just before the
Transaction).
An unaudited pro forma condensed combined balance sheet as of 30

June 2024 is not presented or required as the balance sheet in
UBS AG’s Interim Report on Form

6-K for the six-month period ended 30 June 2024, filed with the SEC on 23 August 2024, includes the effect of the Credit Suisse AG merger.
The Transaction is a business combination of

entities under common control (a “common control transaction”) as defined under
IFRS 3 Business Combinations

since UBS Group AG is the common 100% shareholder of the two entities as of

12 June 2023,
when the Group merger occurred, and it controls

the two businesses merged before and after the Transaction.

IFRS 3
Business
Combinations

specifically scopes out such transactions; therefore, the application of the acquisition method is not required.
Instead, in the absence of a specific IFRS Accounting Standards requirement, UBS Parent

Bank applied the
carry over basis

(also
referred to as the predecessor accounting method) consistent with previous UBS group

-internal legal entity transactions and as
commonly applied under Swiss regulations.
Under the carry over basis, the IFRS Accounting Standards-equivalent financial statement carrying amounts of Credit Suisse
Parent Bank are added across each line item with the UBS Parent Bank financial statement amounts, as at the transaction date. No
adjustments are made to reflect, for example, the fair value of amortized cost assets and the fair value of non-financial assets and
liabilities that were recorded in the UBS Group AG consolidated financial statements as a result of applying the acquisition
method as required under IFRS 3 Business Combinations

on 31 May 2023 for the acquisition of Credit Suisse Group AG (note that with the acquisition date of 12 June 2023, for convenience the Credit Suisse Group was consolidated with effect from 31 May
2023, as the effect of transactions and activities in the period from

31 May 2023 to 12 June 2023 on the consolidated financial
statements was not material).

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and reflects
estimates and assumptions made by UBS Parent Bank’s

management that it considers reasonable. The unaudited pro forma condensed combined financial information does not purport to represent what UBS Parent Bank’s actual results of

operations or
financial condition would have been had the Transaction

occurred on 1 January 2023, nor is it necessarily indicative of future results of operations or financial condition. Adjustments enumerated in this document are pro forma in nature and are relevant for the combination of the UBS Parent Bank and Credit Suisse Parent Bank only.

Such adjustments are not relevant for UBS Group
consolidated reporting, unless otherwise disclosed in the audited consolidated financial statements of UBS Group AG as of and
for the year ended 31 December 2023, included in the UBS Group

AG Annual Report,

or in the unaudited,

interim consolidated
financial statements of UBS Group AG as of and for the six-month period ended 30 June 2024.
The unaudited pro forma condensed combined financial information does not reflect expense efficiencies, asset dispositions or business reorganizations that are or may be contemplated,

or any cost or revenue synergies, including any potential

restructuring
actions.
The unaudited pro forma condensed combined income statement

for the year ended 31 December 2023 should be read in
conjunction with the consolidated financial statements of UBS Parent Bank and Credit

Suisse Parent Bank and the accompanying
notes included in UBS Parent Bank’s

and Credit Suisse Parent Bank’s

2023 Annual Reports on Form 20-F and 2023 interim
financial reports on Form 6-K, as well as the additional disclosures contained therein. The unaudited pro forma condensed
combined income statement of UBS Parent Bank for the six-month period ended 30 June 2024

should be read in conjunction with
the consolidated financial statements of UBS Parent Bank and the accompanying notes included in UBS Parent Bank’s

interim
financial report on Form 6-K for the six-month period ended 30 June 2024,

and the additional disclosures contained therein.

These
documents are available on UBS’s website

at www.ubs.com/investors

and at the SEC’s website at www.sec.gov.

Unaudited Pro Forma Condensed Combined Income Statement

for the six-month period ended 30 June 2024
1
Reflects the pre-merger unaudited historical condensed

income statement of Credit Suisse Parent Bank for the five-month period ended 31 May 2024 derived from Credit Suisse Parent Bank's books and records prepared under IFRS Accounting
Standards.

Refer to Note 1 in the explanatory notes for further information.
2 Refer to Note 3l) in the explanatory notes for further information.
See accompanying notes.

USD millions	Historical		Pro Forma		
	UBS AG consolidated (IFRS Accounting Standards)	Historical adjusted Credit Suisse AG consolidated (U.S. GAAP reclassified and translated to USD)[1]	Transaction accounting adjustments[2]	Reference to explanatory notes	Condensed Combined Income Statement (IFRS Accounting Standards)
Net interest income	4,566	1,387	579	3i)	6,532
Other net income from financial instruments measured at fair value through profit or loss	9,934	(2,567)	(65)	3c)	7,161
			(123)	3e)	
			(18)	3j)	
Net fee and commission income	18,610	5,163	-		23,773
Other income	566	17,136 [3]	(173)	3l)	17,529
Total revenues	**33,675**	**21,119**	**200**		**54,994**
Credit loss expense / (release)	**143**	**833**	**(86)**	3d)	**994**
			104	3j)	
Personnel expenses	15,655	8,177	(98)	3a)	23,928
			194	3b)	
General and administrative expenses	11,118	9,595	697	3f)	21,537
			200	3h)	
			100	3g)	
			(173)	3l)	
Depreciation, amortization and impairment of non-financial assets	2,238	6,155	-		8,393
Operating expenses	**29,011**	**23,926**	**920**		**53,857**
Operating profit / (loss) before tax	**4,521**	**(3,641)**	**(738)**		**142**
Tax expense / (benefit)	1,206	954	(275)	3k)	1,885
Net profit / (loss)	**3,315**	**(4,595)**	**(463)**		**(1,743)**
Net profit / (loss) attributable to non-controlling interests	25	(81)	-		(56)
Net profit / (loss) attributable to shareholders	**3,290**	**(4,513)**	**(463)**		**(1,686)**

Unaudited Pro Forma Condensed Combined Income Statement

for the year ended 31 December 2023

Reflects the U.S. GAAP income statement of Credit Suisse Parent Bank for the year ended 31 December 2023, translated to
US dollars using an average rate of 1.12 (CHF/USD) and reflecting presentation reclassification adjustments applied to
conform with UBS Parent Bank’s consolidated

financial statement presentation. Refer to Note 2 in the explanatory notes for further information.
2 Refer to Note 3 in the explanatory notes for further information.

Includes 15,483m relating to the cancellation of additional tier 1 capital obligations of Credit Suisse Parent Bank to Credit
Suisse Group AG that were written down concurrently with the FINMA ordered write-down of the additional tier 1 capital
instruments of Credit Suisse Group AG.
See accompanying notes.

Explanatory notes to unaudited pro forma condensed combined

financial information
(in USDm except where otherwise indicated)
Note 1: Basis of preparation
The unaudited pro forma condensed combined income statements for the year ended 31 December 2023 and the six-month period ended 30 June 2024 were prepared as if the Transaction

occurred on 1 January 2023.
No adjustments have been reflected in the unaudited pro forma condensed combined income statements

for the effects of items
that have been considered to be immaterial.
The unaudited pro forma condensed combined income statement

for the year ended 31 December 2023 was prepared based on the audited consolidated income statements of UBS Parent Bank and Credit

Suisse Parent Bank respectively for the year ended
31 December 2023, as well as other relevant information.

The unaudited pro forma condensed combined income statement should therefore be read in conjunction with the following consolidated financial statements, including the notes thereto:

•
the audited consolidated financial statements of UBS AG as of and for the year ended 31

December 2023, which have
been prepared in accordance with IFRS Accounting Standards and are included in the UBS AG Annual Report; and
•
the audited consolidated financial statements of Credit Suisse AG as of and for the year ended 31 December 2023, which
have been prepared in accordance with U.S. GAAP and are included in the Credit

Suisse AG Annual Report.
The Credit Suisse Parent Bank historical consolidated income statements were prepared in accordance with U.S. GAAP and
presented in Swiss francs (CHF). For purposes of the unaudited pro forma condensed income statement for the year ended 31
December 2023, the Credit Suisse Parent Bank income statement for the year ended 31 December 2023 prepared under U.S.
GAAP has been adjusted to conform to the recognition, measurement and presentation requirements of IFRS Accounting
Standards and presented in US dollars (USD), which is the presentation currency of UBS Parent Bank. Income statement
information for the year ended 31 December 2023 available for Credit

Suisse Parent Bank in CHF has been translated to USD
using an average rate of 1.12 (CHF/USD).
Presentation reclassification adjustments applied to Credit Suisse Parent Bank’s consolidated income statement to conform with
UBS Parent Bank’s IFRS consolidated

income statement presentation are set out in Note 2 below.
Transaction accounting adjustments include

certain pro forma preliminary adjustments to conform Credit Suisse Parent Bank’s
U.S. GAAP consolidated income statement to UBS Parent Bank’s

IFRS accounting policies, as well as certain combination
adjustments,

are set out in Note 3 below.
Following the acquisition by UBS Group AG, Credit Suisse transitioned its accounting systems to IFRS. From 1 January 2024,
Credit Suisse Parent Bank has been producing IFRS financial information directly from its accounting systems without conversion
from U.S. GAAP.

During the first half of 2024 Credit Suisse Parent Bank modified its IFRS accounting systems to accommodate
the integration of its financial information into UBS AG on a common control basis from the actual merger date of 31 May 2024.
Accordingly, the

Credit Suisse Parent Bank pro forma IFRS income statement amounts for the five-month period ended 31 May
2024,

derived from its IFRS books and records,

have been extracted directly from its accounting systems.

The UBS Parent Bank unaudited pro forma condensed combined income statement for the six-month period ended 30 June 2024
was sourced from (i) the historical consolidated income statement of UBS Parent Bank contained in its Interim Report 6-K for the six-month period ended 30 June 2024 and (ii) the unaudited historical condensed

IFRS consolidated income statement of Credit
Suisse Parent Bank on a common control basis for the five-month period ended 31 May 2024 derived from its IFRS books and
records and other information available. As the actual merger was effected on 31 May 2024, UBS Parent Bank’s

unaudited
historical condensed consolidated income statement for the six-month period ended 30 June 2024 contains Credit Suisse Parent
Bank’s consolidated income

statement activity for the month of June 2024. Collectively,

the two sources represent consolidated
income statement activity of both UBS Parent Bank and Credit Suisse Parent Bank for the six-month period ended 30 June 2024.
A transaction accounting adjustment was applied to eliminate consolidated income statement balances arising from intercompany
exposures and transactions between UBS Parent Bank and Credit Suisse Parent

Bank during the five-month period ended 31 May
2024, as set out in Note 3l) below.
Note 2: Presentation reclassification adjustments
Presentation reclassification adjustments have been applied to Credit Suisse Parent Bank’s consolidated income statement for the
year ended 31 December 2023 in order to conform with UBS Parent Bank’s consolidated income statement presentation.

The table below shows the reclassification of historical Credit Suisse Parent Bank U.S. GAAP consolidated income statement
lines for the year ended 31 December 2023 from the Credit Suisse Parent Bank presentation

(horizontal captions and amounts) to
the respective UBS Parent Bank consolidated income statement structure

(U.S. GAAP reclassified) (vertical captions and
amounts).

The Credit Suisse Parent Bank consolidated income statement amounts are presented in USD and have been translated
from CHF as indicated in Note 1 above.

(USD millions)	Credit Suisse AG Historical Consolidated Income Statement (U.S. GAAP and translated to USD)												Historical adjusted Credit Suisse AG (U.S. GAAP reclassified and translated to USD)
	Net interest income	Com-missions and fees	Trading revenues	Other revenues	Provision for credit losses	Compen-sation and benefits	General and admin-istrative expenses	Com-mission expenses	Goodwill impairment	Restruc-turing expenses	Income tax expense	Loss attributable to non-controlling interests	
Net interest income	3,344		(1,957)										**1,387**
Other net income from financial instruments measured at fair value through profit or loss	465	43	(405)	(2,354)	(315)								**(2,567)**
Net fee and commission income		5,937						(774)					**5,163**
Other income				17,136									**17,136**
Total revenues	**3,809**	**5,980**	**(2,362)**	**14,782**	**(315)**	**-**	**-**	**(774)**	**-**	**-**	**-**	**-**	**21,119**
Credit loss expense / (release)	**-**	**-**	**-**	**-**	**833**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**833**
Personnel expenses						7,911	69			196			**8,177**
General and administrative expenses						889	8,462			243			**9,595**
Depreciation, amortization and impairment of non-financial assets							3,536		2,619				**6,155**
Operating expenses	**-**	**-**	**-**	**-**	**-**	**8,800**	**12,068**	**-**	**2,619**	**439**	**-**	**-**	**23,926**
Operating profit / (loss) before tax	**3,809**	**5,980**	**(2,362)**	**14,782**	**(1,148)**	**(8,800)**	**(12,068)**	**(774)**	**(2,619)**	**(439)**	**-**	**-**	**(3,641)**
Tax expense / (benefit)											954		**954**
Net profit / (loss)	**3,809**	**5,980**	**(2,362)**	**14,782**	**(1,148)**	**(8,800)**	**(12,068)**	**(774)**	**(2,619)**	**(439)**	**(954)**	**-**	**(4,595)**
Net profit / (loss) attributable to non-controlling interests												(81)	**(81)**
Net profit / (loss) attributable to shareholders	**3,809**	**5,980**	**(2,362)**	**14,782**	**(1,148)**	**(8,800)**	**(12,068)**	**(774)**	**(2,619)**	**(439)**	**(954)**	**81**	**(4,513)**

Credit Suisse AG consolidated income statement for

the year ended 31 December 2023

Note 3: Transaction

accounting adjustments
Transaction accounting adjustments include

certain pro forma preliminary adjustments to conform Credit Suisse Parent Bank’s
U.S. GAAP consolidated income statement for the year ended 31

December 2023 to UBS Parent Bank’s IFRS accounting
policies.

These were not required for Credit Suisse Parent Bank’s

consolidated income statement for the five-month period ended
31 May 2024 as it already materially conforms to UBS Parent Bank’s

IFRS accounting policies. Other transaction accounting
adjustments applied to both unaudited pro forma condensed combined income statements include certain combination
adjustments.
All pro forma adjustments have been considered on a pre-

and post-tax basis. UBS Parent Bank’s internal

tax assessment
concluded that there are estimated tax impacts arising from the pre-tax adjustments set out in this section. Refer to Note 3k) for
further detail. This assessment included certain assumptions and represents UBS Parent Bank’s best estimate as to

the likely tax
impacts. The assessment could change as further information becomes available, including how the entities and businesses in each location will be reorganized, receipt of revised profit forecasts for those entities, and discussions with the relevant tax authorities.

The following notes reference the unaudited pro forma condensed combined income statement for the year ended 31 December
2023 and the unaudited pro forma condensed combined income statement for the six-month period ended 30 June 2024, as
applicable.
a)
Credit Suisse Parent Bank consolidated accounts under U.S. GAAP applied equity settled accounting for share-based
payments that it will settle using shares of its parent (rather than its own shares).

Under IFRS Accounting Standards, a
subsidiary delivering its parent’s shares

is required to treat such schemes as cash settled. In addition, compensation expense has been retrospectively recalibrated to reflect the estimated impact of a conversion from Credit Suisse
Group AG shares to UBS Group AG shares (leveraging the conversion rate taken for the Group merger on 12 June
2023) as of 1 January 2023, with a consequential decrease in share-based compensation expense of 98m (“Personnel
expenses”) for the year ended 31 December 2023. This adjustment is non

-recurring in nature.
b)
The Credit Suisse Bank Swiss pension plan has been accounted for as a defined contribution plan under U.S. GAAP,
and under IFRS Accounting Standards it is accounted for as a defined benefit plan. “Personnel expenses” include an
estimated pro forma adjustment of 194m for the year ended 31 December 2023 that reflects, primarily,

additional
expenses recognized under IFRS Accounting Standards to align future

Swiss pension benefits of the Credit Suisse
pension plan to the UBS pension plan.

c)
Under IFRS Accounting Standards, Day 1 gains on financial instruments,

after taking account of any valuation
adjustments, are recognized in the income statement only when their fair value is evidenced by an observable market
source. A similar restriction does not exist under U.S. GAAP.

For pro forma purposes the transaction is assumed to
have occurred on 1 January 2023. Therefore, U.S. GAAP net gains of

65m on financial instrument trading
transactions executed in 2023 that were based on unobservable market sources have been reversed.

d)
For the purpose of the unaudited pro forma condensed combined financial information, differences between
accounting for expected credit losses between U.S. GAAP and IFRS Accounting

Standards have been considered.
Under U.S. GAAP,

higher provisioning in comparison with IFRS Accounting Standards is driven by expected credit
losses being measured over a credit exposure’s

lifetime as opposed to the staging approach under IFRS Accounting
Standards.

Accordingly, a pro forma

reduction of 86m in “Credit loss expense / (release)” in the consolidated income statement for the year ended 31 December 2023 has been made in order to reduce the larger Credit Suisse Parent
Bank U.S. GAAP expected credit loss expense on non-impaired exposures to the lower IFRS Accounting Standards
amount.
e)
Under U.S. GAAP,

recycling of own credit gains and losses to the income statement is recognized upon derecognition
of the related financial instrument. Under IFRS Accounting Standards there is no recycling to the income statement
and the balances are recognized, and remain in, retained earnings within equity. An estimated adjustment

of 123m for
the year ended 31 December 2023 has been made to reverse the gains recognized in the consolidated income
statement under U.S. GAAP for the Credit Suisse Parent Bank, reflected as a reduction to “Other net income from
financial instruments measured at fair value through profit or loss”.
f)
Reflects an adjustment to recognize an estimated 697m provision for onerous contracts,

representing UBS
management decisions for a service arrangement that were taken in connection with the Group merger.

Under U.S.
GAAP,

onerous contract provisions cannot be recognized while the respective contract is still in use; under IFRS
Accounting Standards,

such provisions are recognized based on a management decision to reduce usage at a future
date on a contract with cost commitments.

The associated income statement charge to “General and

administrative
expenses” has been reflected in the unaudited pro forma condensed combined income statement for the year ended
31 December 2023. This adjustment is non-recurring in nature.

g)
A charge of 100m to “General and administrative expenses” has been reflected in the pro forma income statement for
the year ended 31 December 2023 for real estate onerous contract provisions in connection with decisions to vacate
certain premises post the Group merger.

Under U.S. GAAP,

onerous contract provisions cannot be recognized while
the respective contract is still in use; under IFRS Accounting Standards

,

such provisions are recognized based on a
management decision to reduce usage on a contract with cost commitments

.

This adjustment is non-recurring in
nature.
h)
A charge of 200m to “General and administrative expenses” has been reflected in the pro forma income statement for
the year ended 31 December 2023 to increase provisions relating to a difference in policy between Credit Suisse
Parent Bank under U.S. GAAP and UBS Parent Bank under IFRS Accounting

Standards, where certain provisions are
measured using the low point in a range under U.S. GAAP but measured at the mid-point under IFRS Accounting
Standards (when each point in a range is as likely as any other). This adjustment is non-recurring in nature.
i)
The U.S. GAAP cash flow hedge Other Comprehensive Income (“OCI”) balance of the Credit Suisse Parent Bank
was set to zero as of the Group merger date, which, for the purpose of the pro forma condensed combined income
statement, was as of 1 January 2023.

An adjustment has been made to “Net interest income” to reflect the reversal of an estimated 579m

loss related to the difference between the amortization

of cash flow hedge OCI under U.S. GAAP
and the estimated amount that would have been recognized for the year ended 31 December 2023 following the reset
of the cash flow hedge OCI balance to zero as of 1 January 2023.
j)
The acquisition of Credit Suisse Group AG by UBS Group AG on 12 June 2023

was made without the ordinary due
diligence procedures and outside the conventional time frame for an acquisition of this scale and nature. As such,
complete information about all relevant facts and circumstances as of the acquisition date was not practically
available to UBS at the time when the initial acquisition accounting was applied for the purpose of the UBS Group
second quarter 2023 report, with the amounts that form part of the business combination accounting therefore
considered provisional and subject to further measurement period adjustments if new information about facts and
circumstances existing on the date of the acquisition were to be obtained within one year from the acquisition date.
In the second quarter of 2024, in light of the additional information about circumstances existing on the acquisition
date that became available to management, IFRS 3 measurement period adjustments of 0.2bn were made in relation to
provisions and contingent liabilities. In addition, fair value measurement adjustments of 0.3bn were made to the
acquisition date fair values of exposures associated with Russia, as well as other positions in Non-core and Legacy,
following the completion of a detailed review.

The adjustments reflect management’s

final conclusions on critical
assumptions and judgments in respect of the consolidated financial statements of UBS Group AG, which are within a
range of reasonably possible outcomes, relating to significant uncertainties that existed on the acquisition date.

Of the 0.5bn of measurement period adjustments resulting in a reduction in the carrying amount of net assets for UBS
Group AG, 122m related to facts and circumstances relevant for financial reporting of the Credit Suisse Parent Bank
under IFRS Accounting Standards as of the date of the acquisition of

Credit Suisse Group AG by UBS Group AG.
This has resulted in pro forma charges

to “Credit loss expense / (release)” and “Other net income from financial instruments measured at fair value through profit or loss” of 104m and 18m, respectively. For pro

forma reporting
purposes, this income statement impact has been presented in the earliest pro forma condensed combined income
statement period, being the year ended 31 December 2023. This adjustment is non-recurring in nature.
k)
Income tax expense / (benefit) has been analyzed in light of the pre

-tax adjustments made in the unaudited condensed
combined pro forma income statement.

Accordingly, a pro forma

credit adjustment of 30m has been reflected in “Tax
expense / (benefit)” for the year ended 31 December 2023 in respect of estimated pre-tax pro forma adjustments that
relate to legal entities whose tax positions give rise to a tax impact, and other tax adjustments.

As a result of analyzing current and deferred tax balance sheet positions as of 31

December 2023 of the individual
entities contained in the Credit Suisse Parent Bank consolidation perimeter

,

a deferred tax benefit of 245m has been
recognized as an additional credit to “Tax

expense / (benefit)” for the year ended 31 December 2023 reflecting revaluations for the US and Singapore branches of Credit Suisse AG based on combined profit forecasts following
completion of the Transaction.

All pro forma pre-tax adjustments for Credit Suisse Parent Bank’s consolidated income statement for the year ended
31 December 2023 have been considered and no further tax expense or benefit has been recognized in connection
with the pre-tax adjustments in the unaudited pro forma condensed combined income statement as it is assumed that
the other pre-tax adjustments will either not be recognized for tax purposes, or they will generally relate to entities
with tax losses carried forward that are not recognized as deferred tax assets. Any changes to the unaudited pro forma
condensed combined income statement for the year ended 31 December

2023 in respect of these entities would,
therefore, only affect the amount of their unrecognized

tax losses carried forward and would have no impact on their tax expenses or benefits for the year ended 31 December 2023. This assessment includes assumptions and represents
UBS Parent Bank’s best estimate as to the

likely tax impacts. The assessment could change as further information becomes available, including how the entities and businesses of Credit Suisse Parent Bank in each location will be
reorganized, receipt of revised profit forecasts for those entities, and discussions with the relevant tax authorities.

l)
UBS Parent Bank has reviewed exposures and transactions with Credit Suisse Parent Bank to identify intercompany
income statement amounts for the year ended 31 December 2023 and the five-month period ended 31 May 2024. The
only material intercompany income statement amounts impacting the line items presented relate to the remuneration
of staff seconded from Credit Suisse Parent Bank to UBS Parent Bank.

Remuneration for such staff is recognized by
Credit Suisse Parent Bank in “Other income” while UBS Parent Bank records the equal and opposite expense in
“General and administrative expenses”. Accordingly,

intercompany secondment income and expense of 173m,
recognized during the year ended 31 December 2023, and 479m, recognized during the five-month period ended 31
May 2024, have been eliminated.

This Form

6-K is

hereby incorporated

by reference

into (1)

the registration

statement of

UBS AG

on
Form F-3

(Registration Numbers 333-263376

and 333-278934), and

into each

prospectus outstanding
under

any

of

the

foregoing

registration

statements,

(2)

any

outstanding

offering

circular

or

similar
document issued or authorized by UBS

AG that incorporates by reference

any Forms 6-K of UBS AG
that are incorporated into

its registration statements filed

with the SEC, and

(3) the base prospectus

of
Corporate

Asset

Backed

Corporation

(“CABCO”)

dated

June

23,

2004

(Registration

Number

333-
111572),

the Form 8-K of

CABCO filed and dated

June 23, 2004 (SEC

File Number 001-13444), and
the Prospectus

Supplements relating

to the CABCO

Series 2004-101

Trust dated May

10, 2004

and May
17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ Steffen Henrich_______________
_
Name:

Steffen Henrich
Title:

Group Controller

By: _/s/ David Kelly_________________
_
Name:

David Kelly
Title:

Managing Director

UBS AG
By: _/s/ Steffen Henrich_______________
_
Name:

Steffen Henrich
Title:

Controller

By: _/s/ David Kelly_________________
_
Name:

David Kelly
Title:

Managing Director

Date:

August 23, 2024